Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

April 3, 2017

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Capital World Growth and Income Fund (the “Fund”)

File Nos. 033-54444 and 811-07338

Dear Mr. Bartz:

This letter is in response to the oral comments you provided on March 31, 2017 to the Fund’s Post-Effective Amendment No. 45 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 47 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Fund added information on sales load variations offered by Merrill Lynch, Pierce, Fenner and Smith. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will separately submit a request to accelerate the effective date of the Amendment to April 7, 2017 (the “Effective Date”) pursuant to Rule 461 under the 1933 Act.

Statutory Prospectus

A.	Class F-2 and F-3 shares

  Please confirm that the disclosure on page 17 of the prospectus that discusses F-2 and F-3 shares does not refer to a sales load variation associated with the share classes.

Response: Class F-2 and F-3 shares are not subject to sales loads charged by the fund, thus they are not subject to sales load variations.

B.	Appendix

  Please confirm that the appendix lists all financial intermediaries that have adopted sales load variations and that the appendix will be updated if other intermediaries adopt sales load variations.

Response: The appendix describes the policies of one financial intermediary that has requested sales load variations. Any intermediary that is approved to implement sales load variations will be added to the appendix.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel